File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

04012485

January 8, 2004

Office of International Finance
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA
Phone: 202 272 3246 Fax: 202 272 2677

File #82-666 Rule 12g3-s(b)

Dear Sir or Madam;

Enclosed please find **one set of** the following information:

1. Quarterly Report:
   Six month interim report ended October 31, 2003 filed December 29, 2003:
   - Schedule A – Financial Statement
   - Schedule BC – Management Discussion & Analysis

2. Company News Releases:
   - November 6, 2003 $160,000 Flow-Through Private Placement announcement
   - January 7, 2004 $160,000 Flow-Through financing closed – work commences
   - January 7, 2004 Private Placement hold period clarified

3. TSX Venture Exchange acceptance (December 24, 2003) of filing documentation including documentation.

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements, Director

Encl.

dlw 1/30

C:\WINDOWS\Desktop\compliance-mailout-ltrs\LtrA010804.doc
1/8/04

Rule 12g3-2(b)

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INCORPORATED AS PART OF:

__X__ Schedule A, B, and C

ISSUER DETAILS

NAME OF ISSUER	FOR THE SECOND QUARTER ENDED	DATE OF REPORT Y	M	D
Kettle River Resources Ltd.	**October 31, 2003**	**2003**	**12**	**29**

ISSUER'S ADDRESS
Box 130, 298 Greenwood Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX	ISSUER TELEPHONE
Greenwood	**BC**	**V0H 1J0**	**250 445 2259**	**250 445 6756**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE
G. Stewart	**Director**	**1 800 856 3966**

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.
Schedule A: Financial information, Schedule B: Supplementary information and Schedule C: Management Discussion. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED Y	M	D
"George Stewart"	**George O.M. Stewart**	2003	12	29
"E.Clements"	**E. Clements**	2003	12	29

KETTLE RIVER RESOURCES LTD.
Balance Sheet
October 31, 2003 and April 30, 2003

	October 31, 2003 (Unaudited)	April 30, 2003 (Audited)
ASSETS		
CURRENT ASSETS		
Cash and term deposits	$ 202,244	$ 130,750
Accrued interest and other amounts receivable	15,201	54
Marketable securities (Note 3)	76,592	Nil
Prepaid expenses	2,935	4,521
	296,972	135,325
Investments (Note 4)	Nil	80,089
Capital assets (Note 5)	96,034	93,654
Mineral Properties (Note 6)	4	4
	$ 393,010	$ 309,072
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	28,105	31,334
Shareholders' and director's loans (Note 8)	14,659	20,957
	42,764	52,291
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	8,178,006	8,178,006
Deficit	(7,827,760)	(7,921,225)
Nature of operations (Note 1)	350,246	256,781
	$ 393,010	$ 309,072

Approved by the Directors:

"George O.M. Stewart"

George O.M. Stewart, Director

"Ellen Clements"

Ellen Clements, Director

KETTLE RIVER RESOURCES LTD.

Statements of Operations and Deficit

(Unaudited – Prepared by Management)

Six months ended October 31,

	Three months ended October 31, 2003	Three months ended October 31, 2002	Six months ended October 31, 2003	Six months ended October 31, 2002
LOGGING ACTIVITIES				
Sale of timber	$ Nil	$	$ 302,526	$
Logging expense	240	7,160	7,070	7,160
Net logging income (expense)	(240)	(7,160)	295,456	(7,160)
MINERAL EXPLORATION ACTIVITIES				
Exploration costs	76,215	23,408	139,428	47,102
Property investigation costs		1,369		5,005
	76,215	24,777	139,428	52,107
ADMINISTRATIVE COSTS				
Accounting, audit & legal	9,084	7,281	14,103	11,229
Advertising, promotion & printing	1,825	1,671	1,975	2,045
Amortization	385	461	771	921
Licenses, insurance, and transfer agent fees	13,354	8,679	15,645	10,956
Management, Salary & wages (net of recoveries)	10,795	4,963	16,207	26,241
Office & sundry	3,092	5,454	3,790	5,870
Office building expenses	945	719	5,020	3,323
Telephone	353	471	940	705
Travel and accommodation	2,855	850	6,822	1,222
	42,688	30,549	65,273	62,512
OTHER EXPENSES (INCOME)				
Interest and US Exchange adjustment	(1,835)	(120)	(2,710)	(326)
Equity in loss -investments	Nil	4,034	Nil	8001
Write down of investments	Nil	27,888	Nil	27,888
Write down (up) of Marketable Securities	Nil	93	Nil	93
Mineral Properties written off	Nil	1,660,902	Nil	1,637,208
	(1,835)	1,692,797	(2,710)	1,672,864
Net Gain (Loss) for the period	(117,308)	(1,755,283)	93,465	(1,794,643)
Deficit, beginning of period			$7,921,225	$6,267,577
Deficit, end of period			$7,827,760	$8,062,220
Gain (Loss) per share, basic and diluted	($0.02)	($0.34)	$0.02	($0.35)
Weighted average number of Shares outstanding	5,097,611	5,097,611	5,097,611	5,097,611

KETTLE RIVER RESOURCES LTD.
Statement of Cash Flows
(Unaudited – Prepared by Management)
Six months ended October 31,

	Three months ended October 31,		Six months ended October 31,	
	2003	2002	**2003**	2002
Cash Flows from Operating Activities				
Gain (Loss) for the period	**($ 117,308)**	($1,755,283)	**$ 93,465**	($1,794,643)
Add: Items not involving cash				
Amortization	**1,538**	1,474	**2,696**	2,947
Equity in Loss - investments	**Nil**	4,034	**Nil**	8,001
Write down of marketable securities	**Nil**	93	**Nil**	93
Write down of investments	**Nil**	27,888	**Nil**	27,888
Mineral Properties – written off	**Nil**	1,660,902	**Nil**	1,637,208
	(115,770)	(60,892)	**96,161**	(118,506)
Changes in non-cash working capital items:				
Decrease (Increase) in prepaid amounts	**(1,479)**	1,314	**1,586**	2,756
Decrease (Increase) in accounts receivable	**(8,889)**	(2,543)	**(15,147)**	(1,835)
Increase in amounts due to directors	**(12,183)**	25,310	**(6,298)**	38,233
Increase (Decrease) in accounts payable	**(13,602)**	(3,773)	**(3,229)**	7,714
	(151,923)	(40,584)	**73,073**	(71,638)
Cash Flows from Financing Activities				
Shares issued for cash	**Nil**	Nil	**Nil**	22,500
Share issue costs	**Nil**	Nil	**Nil**	Nil
	Nil	Nil	**Nil**	22,500
Cash Flows from Investing Activities				
Acquisition of capital assets	**(5,076)**		**(5,076)**	
Purchase of marketable securities	**Nil**		**(4,815)**	
Decrease (increase) in investments	**Nil**	162	**8,312**	5,581
Deferred exploration expenditures	**Nil**	Nil	**Nil**	Nil
Deferred acquisition of mineral property	**Nil**	Nil	**Nil**	(313)
	(5,076)	162	**(1,579)**	5,268
Increase (decrease) in Cash	**(156,999)**	(40,422)	**71,494**	(43,780)
Cash, and term deposits, beginning of period	**359,243**	50,204	**130,750**	53,652
Cash and term deposits, end of period	**$ 202,244**	$ 9,782	**$ 202,244**	$ 9,782

KETTLE RIVER RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

1. GOING CONCERN
For complete details, refer to Audited Financial Statement April 30, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada.

3. MARKETABLE SECURITIES

	October 31, 2003	April 30, 2003
Securities of public companies- Start	$71,777	$ Nil
Additions	4,815	
Value - Lowest Recorded Market Price	$ 76,592	$ Nil

The investment in New Nadina Explorations Limited previously accounted for using the equity method is now accounted for under the cost method. The Company on October 31, 2003 owned 1,842,582 shares.

4. INVESTMENTS

	October 31, 2003	April 30, 2003
New Nadina Explorations Limited (1)		
Cost	Nil	$ 426,126
Equity in losses	Nil	(105,828)
Write down	Nil	(248,521)
Subtotal:	Nil	71,777
Advances		8,312
		$ 80,089

(1) At April 30, 2003, the investment in New Nadina Explorations Limited, a public company, had been accounted for on the equity basis as the Company had the ability to exercise significant influence as a result of share ownership, management and previous board representation. At April 30, 2003, the Company owned 1,794,432 shares.
(2) As at January 28, 2003 and last at February 28, 2003, the Company is not considered to have significant influence in New Nadina Explorations Limited. As a result, the share holdings position previously reported on the equity basis are now accounted for under the cost method.

5. CAPITAL ASSETS

	Rate	Cost	Accumulated Amortization	October 31, 2003 Net Book Value	April 30, 2003 Net Book Value
Land		$15,000	$ Nil	$15,000	$15,000
Paving	8%	5,460	2,456	3,004	3,129
Buildings	4%-5%	110,401	43,296	67,105	68,520
Mining equipment	30%	117,557	111,603	5,954	1,481
Office equipment	20%	53,972	49,017	4,955	5,506
Trailer	30%	21,861	21,847	13	15
Automobiles	30%	5,417	5,414	3	3
		$329,668	$233,634	$96,034	$93,654

KETTLE RIVER RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

6. MINERAL PROPERTIES Investment and Expenditures

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

Exploration Expenditures by Property	Greenwood Area	DHK NWT	Sask. 50%	Skylark 50%	Naket 50%	Total
Amortization	$ 1,925	$	$	$	$	$ 1,925
Assaying	351					351
Assessment, Filing fees, Membership	9,691	1,250				10,941
Direct charges - office	16,155	937	8	560	30	17,690
Exploration costs	31,877	2,325		75	800	35,077
Field supplies	1,063					1,063
Legal & miscellaneous	3,426	3,768				7,194
Property Costs &acquisition	2,547					2,547
Roadwork/Reclamation	55,690					55,690
Storage (samples& equipment)	3,416					3,416
Taxes	1,704					1,704
Travel & Accommodation	1,830					1,830
Total:	$ 129,675	$ 8,280	$ 8	$ 635	$ 830	$ 139,428

	Balance April 30, 2003	Additions or write downs	Balance October 31, 2003
Deferred Exploration Expenditures			
Deferred Exploration	Nil	Nil	Nil
Acquisition Costs			
Greenwood Area	$ 1	Nil	$ 1
DHK Diamonds Inc. - NWT	1	Nil	1
Skylark - BC	1	Nil	1
Naket - Nunavut	1	Nil	1
Total Mineral Properties Deferred:	$ 4	Nil	$ 4

7. SHARE CAPITAL

The Company has a stock option plan. No compensation expense is recognized on any of the grant, vesting or exercise of an option to employees and directors under the plan, although pro-forma disclosure is made of the compensation expense, (refer to Audited Financial Statement April 30, 2003) and the resulting net income or loss and earnings or loss per share, that would have been recognized if the fair value of the options granted and vested had been recognized as an expense. Upon exercise, the transaction is recorded as an issuance of share capital for cash at the exercise price.

KETTLE RIVER RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

7. SHARE CAPITAL continued

a) Authorized: 50,000,000 common shares without par value
b)

Issued	October 31, 2003 No. of Shares	Consideration
Opening balance	5,353,611	$ 8,876,860
Less treasury shares at cost	(256,000)	(698,854)
Balance October 31, 2003	**5,097,611**	**$ 8,178,006**

Warrants	Number	Price/share	Value	Expiry
Issued Feb. 28, 2002	350,000	$0.15	$52,500	Feb 4, 2004
Balance:	**350,000**			

Options		Exercise price	Expiry
Outstanding at start of period:			
Directors	90,000	$ 0.17	Sept. 30, 2007
Directors	75,000	$ 0.15	Jan. 10, 2006
Subtotal	**165,000**		
Granted during the period:			
Directors – Sept. 24,2003	**235,000**	**$ 0.18**	**Sept. 24, 2008**
	400,000		

The Company grants options pursuant to its Stock Option Plan where the aggregate number of shares that may be issued from time to time under the Plan shall not exceed 10% of the common shares outstanding at the time, less any common shares reserved for issuance granted under previous agreements, and the number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date. Options have no vesting period and are exercisable to a maximum of 10 years or such period as determined by the Board of Directors. As at April 30, 2003 there were 165,000 (April 30, 2002 - 330,000) options outstanding. Options granted shall vest on a pro-rata basis with 33 1/3% six months after issuance and another 33 1/3% every six months thereafter.

During the six months ended October 31, 2003, a total of 235,000 incentive stock options were granted at an exercise price of $0.18.

KETTLE RIVER RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

7. SHARE CAPITAL continued

c) **Stock options – Fair value**
The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees and directors. Accordingly, no compensation expense has been recognized for its stock option granted to employees and directors. During the six months ended October 31, 2003, a total of 235,000 incentive stock options were granted at an exercise price of $0.18. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation cost been determined based on the fair value of the options granted using the Black-Scholes option pricing model, additional compensation expense would have been recorded as follows for options which vested as of September 24, 2003:

Gain for the period as reported		$ 93,465
Additional compensation expense		(30,165)
Pro forma gain		$ 63,300
Loss per share - as reported and pro-forma basic and diluted	$0.02	$0.01
Used to determine Fair Value:		
Risk-free interest rate		4.2%
Expected life of options		5 years
Annualized volatility		89%
Dividend Rate		0.00%

8. RELATED PARTY TRANSACTIONS
Advances from directors and shareholders are unsecured and bear no interest.

The Company incurred the following expenses with related parties:

	October 31, 2003
To two directors for telephone and office to offset expenses incurred in conducting company affairs,	$ 1,600
To a director who is an employee who carries out office management, administration, investor relations, secretarial duties including bookkeeping, and assists with certain exploration related tasks for wages and for storage facilities (exploration equipment and samples),	37,275
To a director who is also the president of the Company for geological and exploration services, exploration management, and administrative services	30,500
To a director who is a geological engineer for consulting services.	1,700
To a director for equipment use and storage facilities for Company owned exploration equipments, drill core and samples,	3,075
Total	$74,150

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

9. DIRECTORS AND/OR OFFICERS - at the date of this report:

George O.M. Stewart - Director, President & CEO
*Ellen Clements - Director, Secretary & CFO
*Gerald H. Rayner - Director
*Larry Widmer - Director
*Members of the Audit Committee

SCHEDULE B

1. Analysis of expenses and exploration costs

Exploration and administrative expenses are set out in Schedule "A" Financial Statements under "Statement of Operations and Deficit." The Company writes-off exploration expenses as they are incurred and accordingly there are no deferred exploration expenses capitalized. Exploration expenses are detailed by property under Schedule "A" Financial Statements Note 6.

A breakdown of components that comprise 10% or more of the total exploration and administrative expenses is as follows:

(a) Exploration expenditures – Refer to Note 6 of financial statements (Schedule A)

EXPLORATION	Six months to October 31, 2003
Direct Charges - Office	
Wages pertaining to exploration	
Claims, maps, reports & digital records	$ 2,948
Compliance – reclamation	2,357
Statements of Work /completions/permits etc.	4,108
Filing, archival, & research	812
Work programs	7,465
	$ 17,690
Exploration Programs	
Property survey & geology	$ 3,600
Equipment costs—prospecting-physical work	2,488
Exploration – telephone, paper, freight etc.	889
Professional services – paid to a director:	
Notice of Work- application, program preparation	
Property submittals review	
Organize staking, prospect, sampling, survey,	
Budget meetings-program proposals	
Data review/research, prospect, presentation	
Reclamation, spillway outflow trenching, planning & supervision	
Supervision & planning trenching marble prospect, permitting, road building, marketing options	28,100
	$ 35,077
Legal & Miscellaneous	
Legal fees pertaining to DHK Diamonds Inc.	$ 3,768
Legal fees pertaining to Greenwood Area – property title	3,426
	$ 7,194
Roadwork/Reclamation Costs	
Signage, repairs, maintenance	$ 2,716
Fencing, roadwork and reclamation	52,974
	$ 55,690

SCHEDULE B

(b) Administration expenses - Refer to Statement of Operations and Deficit (Schedule A)

ADMINISTRATIVE	
Audit, Accounting & Legal	
Audit - external,	$ 4,850
Legal fees	9,253
	$ 14,103
Management Costs (net of recoveries)	
Administration – conducting company affairs	$ 1,600
Secretarial Wages – office related duties	23,607
Wages recovered	(9,000)
	$ 16,207
License, Insurance, Transfer Agent & Fees	
Listing & sustaining	$ 2,748
Transfer Agent	4,469
Insurance & fees	681
Filing, registration and CDS fees	4,571
Dissemination	3,176
	$ 15,645
Office Building expenses	$ 5,020
Travel & Transportation	$ 6,822

2. Related Party Transactions, Advances From Directors & Shareholders
Refer to Note 8 of financial Statements

3. Summary of Securities issued and options granted during the period:

(a) Securities Issued:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price	Total Proceeds	Consideration	Commission

No Shares were issued during the period

(b) Options Granted:

Description	No. of Optioned Shares	Exercise Price	Date of Grant	Expiry date
Directors	235,000	$0.18	September 24, 2003	September 24, 2008

Refer to Note 7 of financial statements

SCHEDULE B

4. Summary of securities at the end of the reporting period

	No. of Shares	Amount
Opening balance	5,353,611	$8,876,860
Less treasury shares at cost	(256,000)	(698,854)
Ending balance	5,097,611	$8,178,006

(a) Authorized: 50,000,000 common shares without par value

(b) Summary of options, warrants and convertible securities outstanding:

Type of security	Number of Securities	Exercis e Price	Expiry Date
Stock Options			
G. Stewart, Director	75,000	$0.15	January 10, 2006
E. Clements, Director	90,000	$0.17	September 30, 2007
E. Clements	50,000	$0.18	September 24, 2008
G. Stewart	50,000	$0.18	September 24, 2008
G. Rayner	85,000	$0.18	September 24, 2008
L. Widmer	50,000	$0.18	September 24, 2008
Options outstanding:	400,000	$0.18	September 24, 2008
Warrants	350,000	$0.15	Feb 4, 2004
Total:	750,000		

(c) Total number of shares in escrow or subject to a pooling agreement: Nil

Subsequently, on December 24, 2003, the TSX Venture Exchange accepted for filing documentation with respect to a non-brokered private placement announced Nov. 6, 2003 for 800,000 Flow Through (FT) Units at a price of $0.20. Each unit to comprise one FT common share and one non-FT purchase warrant exercisable to purchase a non-FT common share at a price of $0.25 for up to two years. Proceeds from the placement will be used primarily to fund exploration on the Tam O'Shanter property near Greenwood, BC. Pertaining to this placement, a commission of 18,000 common shares was paid to Haywood Securities Inc.

5. Directors and/or officers on the date of this report:

George O.M. Stewart, Director, President & CEO
Ellen Clements, Director, Secretary & CFO
Gerald H. Rayner, Director
Larry Widmer, Director

SCHEDULE C - Management Discussion & Analyses ("MD&A")

owners absolving liability in the event of a spill. A *Study for Industrial Minerals Potential* study was contracted to the UBC mineral division that basically concluded there is no economical industrial mineral content at current prices.

Costs during the period relate to road development, cleaning debris, deepening and rehabilitating the bypass channel way, plus preparation and completion of perimeter fencing on the 336acre parcel. A portion of the property was logged during the year ended April 30, 2003 to net proceeds of $206,420 with a further $303,400 during the current period. Fencing and spillway reclamation costs during the period of $60,542.

Haas Creek Talc: Permitting was received and physical work completed to upgrade and repair road access and excavate to clear overburden and cut a face into the showing. Expenditures this period of $3,065 relate to office support staff and management for preparation of the program and equipment rent.

Bluebell Camp-Summit Property: The property is mainly comprised of 20 Crown Grants where under surface title is held. No physical or contracted work was conducted during the quarter. Costs for core, sample storage and mineral property taxes during the period totalled $2,871.

Tam O'Shanter: The property consists of 46 units (3 located claims) and 7 Reverted Crown Grants. Prospecting continued in the recently discovered outcrop area. A review of compiled data and prospecting recommends further exploration in the area of the Wild Rose vein. Claim locations were assessed and restructuring has taken place. Costs of $18,594 included $1,400 for staking, $1,800 for preparation, survey and geologist costs of $2,600, and filing and related fees of $4,473. Costs related to prospecting include fees of $5,100, equipments costs of $400, travel expense of $704 and assay costs of $351. A drilling and trenching program of $160,000 to explore for gold potential has been prepared and is planned to commence January 2, 2004.

Rads and Shickshock/Sailor Boy Property: The property consists of 2 Reverted Crown Grants and 8 located claims for a total of 10 units. No work was conducted during the period.

Niagara Property: The property consists of 23 units within 4 claims. Costs expended of $1,625 consisted of prospecting and reviewing potential for further work.

Lac de Gras – Northwest Territories

DHK Diamonds Inc: (DHK): The company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. Kennecott Canada Exploration Inc. (KCEI) optioned the property, carrying the DHK group 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most core samples and only in the area of the Tli Kwi Cho did the diamond content indicate potential for a mine where bulk sampling was completed in 1994 with disappointing results. From that time on, limited exploration was conducted prior to KCEI extricating themselves in 2000. The WI and DHK Blocks were abandoned following unsuccessful exploration by Archon Minerals Ltd. and BHP Billiton Diamonds Inc.

The Company holds an equal 1/3 of the issued shares of DHK and although the Company has written off its investment and commenced reporting contributions to budgets as exploration costs, there remains exploration potential for diamonds. During the period costs of $8,280 related to legal fees of $3,768, dues and memberships of $1,250 and $3,213 for management and related expenses.

SCHEDULE C - Management Discussion & Analyses ("MD&A")

WO Block: The current agreement with Archon Minerals Ltd. (ACS) and BHP Billiton Diamonds Inc. (BHP) holds a portion of the WO Block where most of the 7 targets selected by BHP to be drill tested prior to December 31, 2003 have been downgraded and portions of the property will be abandonded as having no further exploration potential. As a result of the current agreement, if a mine were developed, DHK would hold a 20% interest in the remaining claims.

Pellatt Lake property: Ten claims of the Pellatt Lake property were transferred to DHK from the KCEI agreement, one of which contains a diamondiferous dike. Intrepid Geophysics was hired by DHK to review the KCEI airborne data and as a result of targets identified an associate staked three contiguous claims in November 2000. They were acquired in December 2002 by DHK and as no exploration work had been conducted, a bond of $15,000 was immediately required. No work was proposed nor conducted by DHK management allowing 7 claims within the core block and containing a number of targets resulting from the Intrepid Geophysics report to forfeit. Dentonia Resources Ltd. (Dentonia) with two common directors, one being a managing officer of DHK then staked and maintains it has acquired, for its own purposes the 7 mineral claims originally belonging to DHK in the Pellatt Lake land package. A DHK agreement was simultaneously struck on behalf of DHK and Dentonia for the entire 13 claims giving Peregrine Diamonds Inc. (a private company) the right to conduct an airborne survey prior to December 31, 2003. Up to Dec. 31, 2005, Peregrine has the right to drill test, at its cost, any targets identified by the Falcon Survey to acquire 51% of each target drill tested. If they proceed to a 200 tonne bulk sample, they can earn a total of 65% of that target. A further 10% can be earned by arranging production cost financing for DHK. Peregrine is not obligated to file assessment work or bonding, nor are they responsible under the agreement to keep the property in good standing but they may consider doing so. As Peregrine has not been able to meet the December 31, 2003 deadlines, an extension has been requested and verbally granted.

Skylark Property:
The property consists of 12 reverted Crown Grants purchased from G. Stewart with the Company and H.H. Shear acquiring the property as joint tenants. The Company is of the opinion that it owns 100% of the property resulting from the death of its joint tenant partner. Geochemical sampling conducted upon acquisition did not provide targets or conclusive results. A portion of the property was a former silver gold producer during the late 1980's. During the period, property related expenses for $635 were incurred.

Saskatchewan - 50%
The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential that is dependant on market demand continues to be reviewed. The property is 37 acres and under lease subject to an annual rental of $2 per acre which currently expires in November 2004. Each partner records individual expenses as incurred.

NAKET Project, Nunavut –50%

This property, located in Nunavut is north and east of Lac de Gras in the Hardy Lake area where diamondiferous kimberlites have been discovered. The project owns 10 claims covering 24,486 acres. Under an agreement dated August 1, 2000 in exchange for data and files, any property acquired within the Area of Interest is subject to a 1% net smelter return (NSR) on metal production and 1% gross overriding royalty (GOR) on diamond production payable to Kennecott Canada Exploration Inc.

SCHEDULE C - Management Discussion & Analyses ("MD&A")

Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is currently carried for the current program up to $80,000 in order to equalize previous expenditures. Current expenditures of $830 relate to filing and exploration data review.

3. Results of Operations

(a) During the quarter ended October 31, 2003, the company had a net profit of $93,465 as compared to a loss of $1,794,643 the previous year. This gain is attributed mainly to the income of $302,526 from timber sales and a reduction in property write offs.

Administrative costs for the period ended October 31, 2003 totaled $65,273 (2002 $62,512). License, insurance and transfer agent costs of $15,645 increased from $10,956 the previous year and management costs decreased to $16,207 from $26,241.

There has been no change in the nature of or manner in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources containing precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search. There is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

(b) Properties acquired or abandoned during the year: Certain properties were abandoned and re-staked for the purpose of claim consolidation and acquisition of a larger block. Tenure within properties may from time to time be staked or allowed to lapse as a matter of exploration process.

(c) There were no capital expenditures or capital acquisitions during the period. The Company has no capital expenditure commitments.

(d) Write down of properties has been undertaken to conform to current accounting standards.

(e) Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Schedule "A" Note 8.

Director wages and fees for service:

Ellen Clements is paid or accrued a wage of $6,000 per month.

George Stewart invoices for services rendered at $400 per day charged to the applicable property.

(f) Material commitment – Other than normal ongoing commitments relating to exploration of its properties or relating to these as defined under the Mines Act, the Company has no material commitment.

(g) There have been no material variations between financial results and information previously disclosed.

(h) There was no particular investor relation activities undertaken or contracts entered into during the period. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

SCHEDULE C - Management Discussion & Analyses ("MD&A")

(i) There are no legal proceedings presently underway.

(j) There are no contingent liabilities of which the Company is aware.

(k) There has been no default under any debt or contractual arrangements.

(l) To the best of the Company's knowledge, there has been no breach of corporate, securities or other laws with the Company's listing agreement with the Canadian Venture Exchange.

(m) There are no regulatory approval requirements presently underway or applied for.

(n) Management changes during the period: On August 14, 2003, Larry Widmer, B.Comm, joined the board of directors and Ellen Clements was appointed Chief Financial Officer (CFO).

(o) There were no special resolutions passed by shareholders during the period.

4. Subsequent Events

DHK Diamonds Inc. was informed by BHP Billiton December 16, 2003 that BHP wishes to divest itself of its interest in the WO diamond exploration project located at Lac De Gras NWT. The interests claimed by BHP would be offered first to the partners in the WO Block.

On December 24, 2003, the TSX Venture Exchange accepted for filing, documentation with respect to a non-brokered private placement announced Nov. 6, 2003 for 800,000 Flow Through (FT) Units at a price of $0.20 for proceeds of $160,000. Each unit to comprise one FT common share and one non-FT purchase warrant exercisable to purchase a non-FT common share at a price of $0.25 for up to two years. Proceeds from the placement will be used primarily to fund exploration on the Tam O'Shanter property near Greenwood, BC. Pertaining to this placement, a commission of 18,000 common shares was paid to Haywood Securities Inc.

5. Financings and principal purposes

During the period the Company received $302,526 from timber sales with direct costs of $7,070.

6. Liquidity and Solvency

At October 31, 2003, the Company had a working capital of $254,208 compared to $83,034 at April 30, 2003.

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259

November 6, 2003

News Release

$160,000 Flow-Through Private Placement

KETTLE RIVER RESOURCES LTD. (the "Company") is pleased to announce that it intends to privately place up to 800,000 Flow-Through ("FT") Units at a price of $0.20 per FT Unit. Each FT Unit will be comprised of one FT common share and a one non-FT share purchase warrant exercisable to purchase a non-FT common share at a price of $0.25 for a 15 month period from the date of issuance. Proceeds from the placement will be used primarily to fund exploration on the Tam O'Shanter property near Greenwood, BC. Drilling and trenching in the area of the Wildrose vein to establish continuity and grade where values up to 134g/t was encountered in previous Minnova Inc. drilling. A commission of between 5 and 7% of the gross proceeds of sales of the FT Units placed by registered dealers will be paid in cash on closing. The financing is subject to all necessary regulatory approvals.

ON BEHALF OF THE BOARD

George O.M. Stewart, President

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966

January 7, 2004 News Release

$160,000 Flow-Through financing closed – work commences

Kettle River Resources Ltd. reports closing the private placement for a total of 800,000 units at 20 cents, each unit comprising one common flow-through share and one non flow-through share purchase warrant at 25 cents first announced November 6, 2003 and accepted for filing by the TSX Venture Exchange on December 24, 2003.

In accordance with securities legislation currently in effect, the shares and warrant shares will be subject to a hold period of four months plus one day expiring on April 26, 2004. The purchase warrants will be exercisable for 24 months expiring on December 24, 2005. Haywood Securities inc. was issued a commission of 6% of $60,000 represented by the issuance of 18,000 common shares subject to the same hold period.

The proceeds of the financing will be used to conduct exploration on the company's 100% owned Tam O'Shanter property in the Greenwood Area. Proceeds from the exercise of the warrants, if any, will provide general working capital.

Work Commences

Drilling and trenching has commenced on the Tam O'Shanter property. The Wildrose prospect, a fault hosted gold occurrence, is located approximately 5 km west of Greenwood and 3 km south west of the former producing Motherlode Mine. The Wildrose structure continues off the property, on strike for approximately one kilometer to the southeast into the Golconda Fraction that was first explored in 1896.

Minnova Inc. first discovered the Tam O'Shanter portion of the Wildrose Vein in 1991 where drilling encountered gold in quartz with chalcopyrite. The vein has not previously been exposed at surface and current trenching will explore this possibility as well as provide geological information. Previous drilling encountered poor core recovery in some holes. Current drilling will retest some of these intercepts as well as test new areas on strike. The drill contract is for a minimum of 1,420 meters.

Jim Hutter, P.Geo is the qualified person on the project in compliance with NI 43-101.

ON BEHALF OF THE BOARD

George O.M. Stewart, President

Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966

January 7, 2004 News Release

Private Placement hold period amended

Kettle River Resources Ltd. restates hold period in reference to the earlier news release regarding closure of the $160,000 private placement.

In accordance with securities legislation currently in effect, the shares, warrant shares and commission shares will be subject to a hold period of four months plus one day and the expiry date is May 7, 2004 not April 26, 2004 as stated earlier.

ON BEHALF OF THE BOARD

Ellen Clements, Director

Rule 12g3-2(b)

TSX venture EXCHANGE

December 24, 2003

By Facsimile: (250) 445-2259

Kettle River Resources Ltd.
298 Greenwood Street
Greenwood, B.C.
V0H 1J0

Attention: Ellen Clements

Dear Sirs\Mesdames:

RE: KETTLE RIVER RESOURCES LTD. ("KRR")
Private Placement-Non-Brokered – Submission No. 89485

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced November 6, 2003:

Number of Shares:	800,000 shares
Purchase Price:	$0.20 per share
Warrants:	800,000 share purchase warrants to purchase 800,000 shares
Warrant Exercise Price:	$0.25 for a two year period
Number of Placees:	12 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
Ellen Clements	Y	137,500
George O.M. Stewart	Y	125,000
Larry Widmer	Y	25,000
Gerald Rayner	Y	25,000
David Elliott	P	50,000
David Shepherd	P	50,000

Finder's Fee: 18,000 common shares payable to Haywood Securities Inc.

KETTLE RIVER RESOURCES LTD.
December 24, 2003
Page two

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3105 / FAX: (604) 844-7502 / EMAIL: elizabeth.mao@tsxventure.com.

Yours truly,

Elizabeth Mao

Elizabeth Mao
Analyst
Corporate Finance

EM/le

File: ::ODMA\PCDOCS\DOCP\1226200\1

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: **Kettle River Resources Ltd.** ________________ (the "Issuer").

   Trading Symbol: KRR.

2. Date Price Reservation Form Filed: ____________________ .

   Date of News Release announcing Private Placement: **November 6, 2003** ________ .

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐☒ No ☐
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: **$160,000**

5. Proposed use of proceeds:

   Trenching, diamond drilling, with possible survey

6. (a) Description of shares to be issued:

(i) Class: **Common**

(ii) Number: **800,000**

(iii) Price per security: **$0.20**

(b) Description of Warrants to be issued:

(i) Number of Warrants: **800,000**

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: **800,000**

(iii) Exercise price of Warrants: Year 1: **$0.25** Year 2: **$0.25**

Tier 1 Only: Year 3:______ Year 4______ Year 5______

(iv) Expiry date of Warrants: **March 31,2005**

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ______.

(ii) Number of Listed Shares to be issued on conversion: ______.

(iii) Expiry/Maturity date: ______.

(iv) Interest rate: ______.

(v) Conversion terms: ______.

(vi) Default provisions: ______.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: **1,600,000**

7. Issued and outstanding Listed Shares at the date of the price reservation: **5,353,611**

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Ellen Clements 13565 Eholt/Jewel Lake Rd Greenwood, BC V0H 1J0		137,500	891,870	12.82	I
George O.M. Stewart 13565 Eholt/Jewel Lake Rd Greenwood, BC V0H 1J0		125,000	1,121,535	16.12	I
Larry Widmer 3174 Walnut St. Kelowna, BC V1W 3T7		25,000	55,500	0.79	I
Gerald Rayner 626 Duchess Ave., W. Vancouver, BC V7T 1G7		25,000	94,000	1.35	I
Helene McRae 4820 Walsh Ave., Terrace, BC V8G 1Y9		25,000	50,000	0.71	
Edward Bence 5175 Crown St., Vancouver, BC V6N 2B4		12,500	25,000	0.35	
R.Ross Blusson 470 West 37th Ave., Vancouver, BC V5Y 2N3		125,000	260,000	3.73	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Courtland Smith 1038 Corona Crescent, Coquitlam, BC V3J 6Y9		25,000	53,000	0.76	
David Elliott 2466 Westham Island Rd. Delta, BC V4K 3N2		50,000	100,000	1.43	P
David Shepherd 13539 26th Ave., Whiterock, BC V4A 6C2		50,000	100,000	1.43	P
Don Millerd 833 West 3rd St., North Vancouver BC V7P 3K7		100,000	200,000	2.87	
Maureen McIntosh 3388 Celtic Ave., Vancouver, BC V6N 4J5		100,000	200,000	2.87	
TOTAL		800,000			

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

____

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☐☒ No ☐
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Haywood Securities Inc.

(c) Cash ______________________________.

(d) Securities **18,000 common shares**.

(e) Expiry date of any Agent's Option **N/A**.

(f) Exercise price of any Agent's Option **N/A**.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

____

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

Flow Through

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No ☐☒
If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ❑☒ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ❑☒ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ❑☒ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ❑☒ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer has received Exchange Acceptance:
   Yes ❑☒ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ❑☒ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ❑☒ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ❑☒ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ❑☒ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ❑☒ No ❑

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: **Nil**.

(ii) For Previous Expedited Private Placements: **Nil**.

(iii) For this transaction: **800,000**.

Total ((i) + (ii) + (iii)): **800,000**.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes ☐ No ☐☒
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ☐☒ No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: **December 19, 2003**

Ellen Clements
Name of Director and/or
Senior Officer

[signature]
Signature

Director
Official Capacity